Exhibit 99.2

LICHEN CHINA LIMITED

INDEX TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash	$34,187	$25,856
Accounts receivable and unbilled receivable	2,953	4,463
Inventories	54	87
Prepayments, deposits, and other current assets	11,981	9,725
Total current assets	49,175	40,131

Property and equipment, net	14,153	14,626
Intangible assets, net	4,622	6,028
Right-of-use assets	82	129
Other assets	4,560	4,631
Total assets	$72,592	$65,545

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$79	$61
Accrued expenses and other current liabilities	1,432	1,312
Unearned revenues	849	1,034
Taxes payable	368	1,589
Lease liabilities	74	95
Total current liabilities	2,802	4,091

Non-current liability:
Lease liability	8	34
Total non-current liability	8	34
Total Liabilities	2,810	4,125

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Share, $0.00004 par value, 1,000,000,000 shares authorized; 28,750,000 and 17,500,000 shares issued and outstanding, respectively	2	1
Class B Ordinary Share, $0.00004 par value, 250,000,000 shares authorized; 9,000,000 shares issued and outstanding	*	*
Additional paid-in capital	23,168	14,893
Statutory surplus reserves	1,737	1,737
Retained earnings	48,989	48,222
Accumulated other comprehensive loss	(4,114)	(3,433)
Total shareholders’ equity	69,782	61,420
Total liabilities and shareholders’ equity	$72,592	$65,545

*	represents amount less than $1,000.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2024	June 30, 2023

Revenues
Financial and taxation solution services	$14,395	$12,162
Education support services	1,609	2,193
Software and maintenance services	2,092	1,571
Total revenues	18,096	15,926
Cost of revenues	(7,131)	(6,098)
Gross profit	10,965	9,828

Operating expenses:
Selling and marketing	(3,783)	(2,393)
General and administrative	(5,480)	(4,583)
Total operating expenses	(9,263)	(6,976)

Income from operations	1,702	2,852

Other income (expense)
Other income (expense), net	46	(722)
Interest income	19	23

Income before income taxes	1,767	2,153

Income tax expenses	(1,000)	(796)

Net income	$767	$1,357

Comprehensive income (loss):
Net income	$767	$1,357
Foreign currency translation adjustments	(681)	(2,596)
Comprehensive income (loss)	$86	$(1,239)

Weighted average number of ordinary shares outstanding – basic and diluted	29,735,240	25,638,122

Earnings per ordinary share – basic and diluted	0.03	0.05

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 and 2023

	Class A Ordinary Shares (US$ 0.00004 par value)		Class B Ordinary Shares (US$ 0.00004 par value)		Additional paid-in	Statutory surplus	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2022	13,500,000	$1	9,000,000	*	$1,487	$789	$40,832	$(2,000)	$41,109
Net income	-	-	-	-	-	-	1,357	-	1,357
Net Proceeds from the initial public offering	4,000,000	*	-	-	13,406		--	-	13,406
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,596)	(2,596)
Balance as of June 30, 2023	17,500,000	$1	9,000,000	*	$14,893	$789	$42,189	$(4,596)	$53,276

	Class A Ordinary Shares (US$ 0.00004 par value)		Class B Ordinary Shares (US$ 0.00004 par value)		Additional paid-in	Statutory surplus	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2023	17,500,000	$1	9,000,000	*	$14,893	$1,737	$48,222	$(3,433)	$61,420
Net income	-	-	-	-	-	-	767	-	767
Ordinary shares issue for cash	10,380,000	1	-	-	7,266	-	-	-	7,267
Share based compensation	870,000	*	-	-	1,009	-	-	-	1,009
Foreign currency translation adjustment	-	-	-	-	-	-	-	(681)	(681)
Balance as of June 30, 2024	28,750,000	$2	9,000,000	*	$23,168	$1,737	$48,989	$(4,114)	$69,782

*	represents amount less than $1,000.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2024	June 30, 2023
Cash flows from operating activities:
Net income	$767	$1,357
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	356	466
Amortization of other assets	42	49
Amortization of right-of-use assets	47	47
Amortization of intangible assets	1,311	1,080
Share-based compensation	1,009	-
Changes in operating assets and liabilities:
Accounts receivable	1,487	731
Prepayments and deposits, and other current assets	(72)	(1,442)
Lease liabilities	(47)	(117)
Accounts payable	19	(91)
Unearned revenues	(178)	(192)
Accrued expenses and other current liabilities	128	(344)
Due to related parties	-	(1,077)
Tax payables	(1,214)	(585)
Inventories	32	(6)
Net cash provided by (used in) operating activities	3,687	(124)

Cash flows from investing activities:
Purchase of property and equipment	-	(832)
The deposits for Haicang property	-	(4,676)
The deposits for software	(2,252)	(3,608)
The deposits for potential acquisition	-	(6,736)
Net cash used in investing activities	(2,252)	(15,852)

Cash flows from financing activities:
Ordinary shares issued for cash	7,266	-
Proceeds from IPO	-	14,098
Net cash provided by financing activities	7,266	14,098

Effects of foreign currency exchange rate changes on cash	(370)	(1,909)

Net increase (decrease) in cash	8,331	(3,787)
Cash, beginning of period	25,856	22,599
Cash, end of period	$34,187	$18,812

Supplemental disclosure of cash flows information:
Cash paid for income taxes	$1,811	$1,007
Supplemental disclosure of non-cash information:
Obtaining right-of-use assets in exchange for operating lease liabilities	$2	$4

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Lichen China Limited

NOTES TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

Legend China Limited was incorporated in the Cayman Islands on April 13, 2016 with limited liability. Pursuant to a special resolution dated November 8, 2016, Legend China Limited changed its name to Legend China Ltd. Pursuant to a special resolution dated April 6, 2017, Legend China Ltd. changed its name to Lichen China Limited (“Lichen”).

Lichen is an investment holding company. Through its wholly owned subsidiaries, Lichen is principally engaged in the provision of: (i) financial and taxation solution services; (ii) education support services to partnered institutions; and (iii) software and maintenance services.

Lichen owns 100% interests in its subsidiaries. The following diagram illustrates the corporate structure of Lichen China Limited and its significant subsidiaries:

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities
Legend Consulting Investments Limited (“Legend Consulting BVI”)	The British Virgin Islands (“BVI”)	December 20, 2013	100%	Investment holding
Legend Consulting Limited (“Legend Consulting HK”)	Hong Kong	January 8, 2014	100%	Investment holding
Lichen Holding Singapore Pte. Ltd. (“Lichen Singapore”)	Singapore	December 28, 2023	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Fujian Province Lichen Management and Consulting Company Limited (“Lichen Zixun”)	Fujian, the People’s Republic of China (“PRC”)	April 14, 2004	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Xiamen City Legend Education Services Company Limited (“Lichen Education”)	Fujian, the People’s Republic of China (“PRC”)	July 30, 2014	100%	Provision of financial and taxation solution services and education support services

Legend Consulting BVI is an investment holding company wholly owned by Lichen.

Legend Consulting HK is an investment holding company wholly owned by Legend Consulting BVI.

Lichen Zixun, which is wholly owned by Legend Consulting HK, is engaged in providing financial and taxation solution services and education support services.

Lichen Education, which is wholly owned by Lichen Zixun, is engaged in providing financial and taxation solution services and education support services.

Lichen Singapore, which is wholly owned and established by Legend Consulting HK on December 28, 2023, is engaged in providing financial and taxation solution services and education support services.

Reorganization and Share Issuance

On April 28, 2021, Lichen passed a resolution to increase the share capital. Pursuant to such resolution, the authorized share capital of Lichen was increased from HK$50,000 divided into 5,000,000 shares with a nominal or par value of HK$0.01 each (“HKD Shares”) to the aggregate of (i) HK$50,000 divided into 5,000,000 HKD Shares and (ii) US$50,000 divided into (a) 400,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001 each. 5,400,000 Class A Ordinary Shares and 3,600,000 Class B Ordinary Shares (collectively, the “USD Shares”) were issued at the consideration of US$0.0001 per share. Upon the completion of the share issuance, all HKD Shares issued were repurchased by Lichen at the consideration HK$0.01 per share and cancelled immediately upon repurchase. Upon completion of the repurchase, the 5,000,000 unissued HKD Shares of the Company were cancelled resulting in the reduction of the authorized share capital of the Company to US$50,000 divided into (a) 400,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001, each in accordance with section 13 of the Cayman Islands Companies Act. The issuance of 5,400,000 Class A Ordinary Shares and 3,600,000 Class B Ordinary Shares, the repurchase and the cancellation of HKD Shares were completed on April 28, 2021.

On December 15, 2021, Lichen executed a special resolution to change the par value of the ordinary shares from $0.0001 to $0.00004. Pursuant to such resolution, the authorized share capital of Lichen was US$50,000 divided into (a) 1,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00004 each and (b) 250,000,000 Class B Ordinary Shares with a nominal or par value of US$0.00004, each in accordance with section 13 of the Cayman Islands Companies Act. The changes were completed on December 23, 2021. The change in capital structure is treated as being effective as of the beginning of the first period presented in the unaudited condensed consolidated financial statements.

The consideration paid by Lichen and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the unaudited condensed consolidated financial statements. As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

Initial Public Offering

On February 8, 2023, the Company closed its initial public offering of 4,000,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $16,000,000 in gross proceeds. The Company raised total net proceeds of $14,098,140 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 600,000 Class A Ordinary Shares at the public offering price, less underwriting discounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the unaudited financial statements of the Company and its subsidiaries, which include the BVI-registered entity, Hong Kong-registered entity, Singapore-registered entity, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimate and assumptions

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include, allowance for doubtful accounts, useful lives of long-lived assets, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

Functional currency and foreign currency translation

The reporting currency of the Company is the United States dollar (“US$”). The Company’s operations are principally conducted through its subsidiaries in PRC in the local currency, Renminbi (RMB), as its functional currency. The functional currency of the Company’s entities incorporated in Hong Kong is the Hong Kong dollars (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities are translated at the unified exchange rate as quoted by the PBOC (“The People’s Bank of China”) at the balance sheet date. The statement of income accounts is translated at the average exchange rates for the periods and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $4.11 million and $3.43 million as of June 30, 2024 and December 31, 2023, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of June 30, 2024	As of December 31, 2023

Period-end RMB: US$1 exchange rate	7.1268	7.0827
Period-end HK$: US$1 exchange rate	7.8087	7.8157

	For the six months ended June 30,
	2024	2023

Period-average RMB: US$1 exchange rate	7.1051	6.9291
Period-average HK$: US$1 exchange rate	7.8187	7.8387

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The fair value of the Company’s financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and other current liabilities, approximate their recorded values due to their short-term maturities as of June 30, 2024 and December 31, 2023.

Cash

Cash consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. The Company maintains most of its bank accounts in the PRC.

Accounts receivable

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. There was no allowance for credit losses set up by the Company as of June 30, 2024 and December 31, 2023, respectively.

Unbilled receivable

Unbilled receivable consists primarily of contract asset, representing the Company’s right to consideration in exchange for goods and service performed, which invoice has not been issued.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of June 30, 2024 and December 31, 2023, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepayments, deposits and other current assets

Represents cash deposited for potential acquisition and software development service. The deposits are refundable and bear no interest pursuant to terms of contract. The potential acquisition and the software development service is in progress and anticipated to be completed by 2024.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Useful Life	Estimated Residual Value
Building	20-50 years	5%
Motor vehicles	10 years	5%
Furniture and equipment	3-5 years	5%
Office improvements	3-5 years	0%

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of income and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Intangible assets consist primarily of software acquired, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 5-10 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Other assets

Mainly represents the deposit of the new purchased property and prepaid renovation expense. The deposits are refundable and bear no interest pursuant to terms of contract. The property under development is commitment to be completed by the end of 2028. The amortization period of the renovation is five years.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the six months ended June 30, 2024 and 2023. There can be no assurance that future events will not have impact on company’s revenue or financial position which could result in impairment in the future.

Operating leases

The Company, through its subsidiary, leases its office, which are classified as operating leases in accordance with ASC 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use assets as of June 30, 2024 and December 31, 2023.

Deferred IPO costs

On February 6, 2023, the Company’s Registration Statement on Form F-1 to register 4,000,000 Class A Ordinary Shares with par value $0.00004 per share, was declared effective by the Securities & Exchange Commission. The Company’s common stock began trading on February 8, 2023 on the Nasdaq Capital Market under the symbol “LICN.”

On February 8, 2023, we completed our IPO in which we issued and sold 4,000,000 Class A Ordinary shares of common stock at an offering price of $4.00 per share. We received net proceeds of $14,098,140, after deducting underwriting discounts and commissions and offering expenses. Deferred, direct offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of our common stock in the IPO, including the legal, accounting, printing and other offering related costs. Upon completion of the IPO, these deferred IPO costs were reclassified from current assets to stockholders’ equity and recorded against the net proceeds from the offering.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and 2023 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

No practical expedients were used when the Company adopted the ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

Financial and taxation solution services

Revenues from financial and taxation solution services for which control of services is transferred over time is recognized progressively based on the contract costs incurred to date (primarily comprising staff costs and industry expert cost by reference to the time as recorded in the monthly working record incurred to date) as compared to the total costs to be incurred under the transaction (by reference to the total budgeted time of the respective project) to depict the Company’s performance in transferring control of services promised to a customer. The Company recognizes revenues over time only if it can reasonably measure its progress toward complete satisfaction of the performance obligation. The Company normally requires the customers to pay a deposit upon entering into the service contracts.

Education support services - sales of teaching and learning materials

Revenues from the sales of educational materials for which control of assets is transferred at a point in time is recognized when the goods are delivered to customers. The Company does not provide any sales-related warranties. There is no right of return by customers under the Company’s standard contract terms.

Education support services - Provision of marketing, operation and technical support services

Revenues from provision of marketing, operation and technical support services from the partnered institutions is recognized on a straight-line basis over the term of the agreement. The transaction price inclusive of value added tax as received from customers in advance is recognized as a unearned revenue at the time of the initial transaction and is released on a straight-line basis over the period of service (usually one year).

Software and maintenance services

Standard software is a right to use license because the software has standalone functionality, and the customer can use the software as it is available at a point in time. The Company recognizes revenues for such licenses at a point in time when the customer has received licenses and thus has control over the software. In case there is an update of the standard software, end customers or distributors are required to pay additional consideration to buy upgraded version. Revenues from maintenance services is recognized over time within the service period.

Unearned revenues

Unearned revenue consists of contract liability, which is recorded when a payment is received from a customer before the Company transfers the related services. Unearned revenue is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the six months ended June 30
	2024	2023
Financial and taxation solution services	$14,395	$12,162
Education support services	1,609	2,193
Software and maintenance services	2,092	1,571
Revenues	$18,096	$15,926

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Company’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures. The Company does not distinguish between markets or segments for the purpose of internal reports. The Company does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Company has only one reportable segment.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is not subject to tax on income or capital gain under the current tax laws of U.S. And the Company is subject to tax on income or capital gain under the tax laws of PRC.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the six months ended June 30, 2024 and 2023, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory surplus reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the six months ended June 30, 2024 and 2023, the advertising expenses amounted to approximately $3.48 million and $2.01 million, respectively.

Comprehensive income (loss)

Comprehensive income consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per ordinary share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the six months ended June 30, 2024 and 2023.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its unaudited condensed consolidated financial statements.

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	Cash

Cash represent cash on hand and demand deposits placed with banks, which are unrestricted as to withdrawal or use. Cash primarily consist of the following currencies:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
RMB	$30,470	$22,125
HKD	*	2
USD	3,717	3,729
Total	$34,187	$25,856

*	represents amount less than $1,000.

4.	Accounts receivable and unbilled receivable

Accounts receivables and unbilled receivables consisted of the following as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Accounts receivables	$2,154	$3,659
Unbilled receivables	799	804
Total	$2,953	$4,463

There was no allowance for doubtful accounts recognized as of June 30, 2024 and December 31, 2023, respectively. The accounts receivable and unbilled receivable amounted to $2,952,887 was fully collected till report date.

5.	Prepayments, deposits and other current assets

Prepayments, deposits and other current assets consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Deposits to software developer	$7,858	$5,648
Prepayments to suppliers	51	11
Prepayments to potential companies	3,000	3,000
Prepaid service fee	1,000	1,000
Other current assets	72	66
Total	$11,981	$9,725

On March 9, 2023, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Zhou Zisu, a PRC citizen (the “Seller”), and Bounly Enterprise Limited, a proprietary company registered in HongKong (the “Target”), pursuant to which the Company agreed to purchase 100% of the equity interest of the Target. The purchase price for the Target shares will be determined after the completion of the financial due diligence. The buyer immediately pays $3 million deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The deposit is refundable and should be returned to the buyer if the conditions to Closing are not met. The due diligence of the Target is still in process.

On February 10, 2023, the Company prepaid $1 million service fee to Jinhe Capital Limited (“Jinhe”) for the service of potential acquisition introduction. Jinhe helps the Company to introduce and negotiate with potential acquisition. The deposit is refundable and should be returned to the Company if the potential acquisition terminates.

On May 5, 2023, the Company made the first deposit of $$3.53million (RMB 25 million) to ZhongYi Digital Intelligence Technology Co., Ltd to purchase the ChatGPT Accounting Intelligent System; On December 15, 2023, the Company made second deposit of $2.12million (RMB 15 million) to the software developer. The software development service is in progress and anticipated to be completed by 2024.

On April 22, 2024, the Company made the first deposit of $$1.12 million (RMB 8 million) to Xiamen Zhuoyuan Educational Technology Co., Ltd to develop the AI Accounting Intelligent System; On June 27, 2024, the Company made second deposit of $1.12 million (RMB 8 million) to the software developer. The software development service is in progress and anticipated to be completed by 2024.

6.	Property and equipment, net

Property and equipment, net consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Buildings	$16,114	$15,935
Furniture and equipment	691	974
Motor vehicles	118	119
Office improvements	1,857	1,868
Subtotal	18,780	18,896
Less: accumulated depreciation	(4,627)	(4,270)
Property and equipment, net	$14,153	$14,626

Depreciation expenses for the six months ended June 30, 2024 and 2023 amounted to approximately $0.36 million and $0.47 million, respectively.

The Company did not recognize any impairment loss on property and equipment for the six months ended June 30, 2024 and year ended December 31, 2023.

7.	Intangible assets

The Company’s intangible assets with definite useful lives primarily consisted of licensed software, which are for support the Company’s business and operation. The following table summarizes the components of acquired intangible asset balances.

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Software	$15,250	$15,345
Less: accumulated amortization	10,628	(9,317)
Intangible assets, net	$4,622	$6,028

Amortization expense recognized in cost of revenues for the six months ended June 30, 2024 and 2023 amounted to approximately $1.31 million and $1.08 million, respectively.

The Company did not recognize any impairment loss on intangible assets for the six months ended June 30, 2024 and the year ended December 31, 2023.

The future amortization expense of the intangible assets for the twelve months ending June 30 of the following years is expected as follows:

Twelve months ending June 30,	Amortization expenses
In thousands of USD
2025	$1,558
2026	1,425
2027	1,280
2028	359
Total	$4,622

8.	Leases

As of June 30, 2024, the Company had the following non-cancellable lease contract.

Description of the lease	Lease term
Office premises	3 to 5 years

(a) Amount recognized in the consolidated balance sheet:

Operating lease right -of-use assets, net was as follows as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Right-of-use assets	$82	$129
Lease liabilities, current	74	95
Lease liabilities, non-current	8	34
Total operating lease liabilities	$82	$129

(b) A summary of lease cost recognized in the Company’ unaudited condensed consolidated statements of income and comprehensive income (loss) is as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	In thousands of USD
Amortization of right-of-use assets	$47	$47
Interest of lease liabilities	$2	$4

Maturity analysis of operating lease liabilities of June 30, 2024 is as follows:

Operating lease payment	In thousands of USD
Within one year	75
One to three years	9
Total future minimum lease payments	$84
Less: imputed interest	(2)
Total	82

9.	Other assets

Other assets consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Deposit of Haicang property	$4,546	$4,575
Other current assets	14	56
Total	$4,560	$4,631

On May 18, 2023, the Company (the “Buyer”) entered into a pre-sale agreement with Xiamen Haicang District People’s Government (the “Seller”), pursuant to which the Company agreed to purchase the Service industrial park building, located in Haicang District of Xiamen City. The buyer immediately pays $4.48 million (RMB 32.4 million) deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The building was estimated to be put into use on December 31, 2028.

10.	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of and for the six months ended June 30, 2024 and 2023:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder

i)	Significant transactions with related parties were as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	In thousands of USD
Provision of marketing, operation and technical support services to Jinjiang School	$-	$35
Provision of marketing, operation and technical support services to Quanzhou School	-	65
Processing of academic education applications to Jinjiang School	-	109
Processing of academic education applications to Quanzhou School	-	115
Sales of teaching and learning materials to Jinjiang School	-	85
Sales of teaching and learning materials to Quanzhou School	-	57
Online training to Jinjiang School	-	18
Online training to Quanzhou School	-	18
Total revenues – related parties	$-	$502

11.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Accrued payroll	$1,215	$1,224
Professional services	129	-
Other	88	88
Total	$1,432	$1,312

12.	Unearned revenue

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Unearned revenue	$849	$1,034
Total	$849	$1,034

Unearned revenue refers to the payment received from a customer before the Company transfers the related services in advance. Unearned revenue primarily consists of advanced payment received from customers for which the Company’s revenue recognition criteria have not been met. The unearned revenue will be recognized as revenue once the criteria for revenue recognition have been met. The unearned revenue amounted to $1.03 million and $1.15 million was totally recognized for the six months ended June 30, 2024 and 2023, respectively.

13.	Taxes

(a)	Taxes payable

Taxes payable consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	In thousands of USD
Income tax payable	$97	$978
VAT payable	242	154
Other tax payable	29	457
Total	$368	$1,589

(b)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

Under the current tax laws of BVI, the Company is not subject to tax on income or capital gain. Additionally, the BVI does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax expense in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. For the six months ended June 30, 2024 and 2023, there was no preferential tax rate.

i)	The components of the income tax expense are as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	In thousands of USD
Provisions for current income tax	$1,000	$796
Provisions for deferred income tax	-	-
Total	$1,000	$796

There are no deferred tax assets recognized or impaired for the six months ended June 30, 2024 and 2023.

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table   reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

PRC statutory income tax rate	25.0%	25.0%
Effect of different tax jurisdiction	-%	0.0%
Non-deductible expenses (1)	6.6%	1.6%
Change in valuation allowance	(1.7)%	1.7%
Effective income tax rate	29.9%	28.3%

(1)	Non-deductible expenses represented meal and entertainment fees not-deductible in PRC tax returns.

iii)	Deferred tax assets

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
Deferred tax assets:	In thousands of USD
Net accumulated loss-carry forward	$527	$917
Less: valuation allowance	(527)	(917)
Net deferred tax assets	$-	$-

Movement of valuation allowance is as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	In thousands of USD
Beginning balance	$972	$1,200
Write-off	(512)	(343)
Change of valuation allowance	67	60
Ending balance	$527	$917

Certain subsidiaries had tax loss of approximately $0.27 million and $0.24 million for the six months ended June 30, 2024 and 2023 respectively, which can be carried forward to offset future taxable income. The carryforwards period for net operating losses under the EIT Law is five years. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the six months ended June 30, 2024 and 2023.

14.	Share Based Compensation

2023 Equity incentive plan

In September 2023, the Company adopted the 2023 Equity incentive plan which allows the Company to offer incentive awards to employee, directors and consultants (collectively, “the Participants”). Under the 2023 Equity incentive plan, the Company issued 870,000 Class A Ordinary Shares as the incentive awards to the Participants with no restrictive legend affixed. The fair values of share units are determined based on the closing price of the grant date of the Company’s ordinary shares.

Share-based compensation expense of $1,009,200 was immediately recognized in general and administrative expenses for the six months ended June 30, 2024 with no vesting conditions. No share-based compensation expense was recognized for the six months ended June 30, 2023.

15.	Ordinary share

The Company was established as a holding company under the laws of Cayman Islands. The Company’s authorized share capital of US$50,000 is divided into (a) 1,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00004 each and (b) 250,000,000 Class B Ordinary Shares with a nominal or par value of US$0.00004 each. As of June 30, 2022 and December 31, 2021, 13,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary shares were issued and outstanding. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has ten (10) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

On February 6, 2023, the Company announced the closing of its initial public offering of 4,000,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $16,000,000 in gross proceeds. The Company raised total net proceeds of $14,098,140 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 600,000 Class A Ordinary Shares at the public offering price, less underwriting discounts. On February 8, 2023, the Company closed its initial public offering of 4,000,000 Class A ordinary shares, par value $0.00004 per Class A ordinary share.

On May 2, 2024, the Company entered into the Securities Purchase Agreements with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,380,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.70 per share, and for an aggregate purchase price of $7,266,000 (the “Offering”). The Offering closed on May 13, 2024. The Company received gross proceeds of approximately $7,266,000 from the issuance and sale of the Class A Ordinary Shares, before deducting the estimated offering expenses payable by the Company.

As of June 30, 2024, 28,750,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary shares were issued and outstanding.

16.	Statutory surplus reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors and there is no discretionary surplus reserve as of June 30, 2024 and December 31, 2023. The reserved amounts as determined pursuant to PRC statutory laws totaled $1.74 million and $1.74 million as of June 30, 2024 and December 31, 2023.

17.	Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2024 and December 31, 2023, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to $8.74 million and $3.2 million, respectively.

18.	Risks and Concentration

a)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2024 and December 31, 2023, approximately $30.47 million and $22.13 million were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is RMB, and its unaudited condensed consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 0.62% in the six months ended June 30, 2024 from December 31, 2023 to June 30, 2024 and depreciated by 3.75% in the six months ended June 30, 2023 from December 31, 2022 to June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

b)	Concentration of customers and suppliers

All revenue was derived from customers located in PRC. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company in any of the periods presented.

For the six months ended June 30, 2024, Beijing Duoying Times Culture Media Co., Ltd, Guangzhou Xingjinhui Trade Co., Ltd and Jimei University and contributed approximately 33%, 11% and 11% of total purchases of the Company, respectively. For the six months ended June 30, 2023, Beijing Duoying Times Culture Media Co., Ltd, Jimei University and Guangzhou Xingjinhui Trade Co., Ltd contributed approximately 39%, 22% and 21% of total purchases of the Company, respectively.

19.	Commitments and contingencies

(a)	Capital commitments

The Company’s capital commitment primarily relate to investing activities contracted but not yet reflected in the unaudited condensed consolidated financial statements:

Twelve months ending June 30,	Haicang Property
In thousands of USD
Less than one year	$-
2-3 years	-
4-5 years	3,050
More than 5 years	-
Total	$3,050

Other than those shown above, the Company did not have any significant commitments, long-term obligations, or guarantees as of June 30, 2024 and December 31, 2023.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of June 30, 2024 and December 31, 2023, the Company is not a party to any material legal or administrative proceedings.

20.	Subsequent events

On July 12, 2024, the Company entered into a Supplemental Share Purchase Agreement with Zisu Zhou, a People’s Republic of China national (the “Seller”), together with the Original Share Purchase Agreement signed on March 9, 2023 by and among the Seller and the Target. Pursuant to the Supplemental Share Purchase Agreement, the Seller will be selling, and the Company will be purchasing, 60% of the equity interest of the Target at the total purchase price of US$8,000,000. The Securities Purchase Agreements and the transaction contemplated thereby, have been approved by the Company’s board of directors. On July 17, 2024, the Company completed the payment of remaining balance of $5,000,000. The transaction then has been closed.

In preparing these unaudited condensed consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 20, 2024, the date the unaudited condensed consolidated financial statements were available to be issued. No events require adjustment to or disclosure in the unaudited condensed consolidated financial statements.